

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 8, 2010

Mr. David H. Welch
President and Chief Executive Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

> **Re:** **Stone Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-12074**

Dear Mr. Welch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief